THE LION ELECTRIC COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021

THE LION ELECTRIC COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the years ended December 31, 2021, 2020 and 2019 and the three months ended December 31, 2021. This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2021, 2020 and 2019. Some of the information contained in this MD&A contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and section 23.0 of this MD&A entitled "Risk Factors." This MD&A reflects information available to the Company as of February 24, 2022, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Lion's Audit Committee, and were approved and authorized for issuance by Lion's Board of Directors on February 24, 2022.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s audited annual consolidated financial statements and accompanying notes thereto for the years ended December 31, 2021, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
All shares, stock options, warrants and per share information presented in the annual audited consolidated financial statements and this MD&A have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company's business combination and plan of reorganization (the “Business Combination”) with Northern Genesis Acquisition Corp. (“NGA”) on May 6, 2021.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
3.0Caution Regarding Forward-Looking Statements
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries;
•any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs;
•any inability to ramp-up the production of Lion's products and meet project construction and other project timelines;
•any inability to reduce total cost of ownership of electric vehicles sold by Lion over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•any inability to execute the Company's growth strategy;
•any unfavorable fluctuations and volatility in the price and availability of raw materials included in key components used to manufacture Lion’s products;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•labor shortages which may in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation;
•any inability by Lion to meet user expectations related to, or other difficulties in providing, charging solutions to its customers;
•any inability to maintain the Company's competitive position;
•any inability to reduce its costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events;

•the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 of this MD&A entitled “Risk Factors.” Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
This MD&A also makes reference to the Company’s "order book" with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation, and is neither disclosed in nor derived from the financial statements of the Company. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. For example, the announced conditional purchase order from Student Transportation of Canada ("STC"), a subsidiary of Student Transportation of America ("STA"), for 1,000 all-electric LionC school buses, which would represent the Company’s largest single purchase order to date, is dependent upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), in respect of which the formal application filed by STC constitutes the first application made by a customer of Lion under the ZETF program. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements,” section 10.0 of this MD&A entitled “Order Book," and section 23.0 of this MD&A entitled "Risk Factors."
Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion’s business.
5.0Company Overview
Lion is a corporation existing under the Business Corporations Act (Quebec). Lion is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 10 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. Lion’s vehicles and technology benefit from over nine million miles driven by more than 550 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, services and solutions.
Lion’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center. During the year ended December 31, 2021, the Company announced the construction of a U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility") and the construction of a battery manufacturing plant and innovation center located at the YMX International Aerocity of Mirabel, Quebec (the "Lion Campus").
Lion’s EVs are tailored to satisfy the needs of its customers and are designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.
Like others in the EV space, Lion has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing, purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with Lion's EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at Lion’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion has Experience Centers strategically located in key markets in the United States and Canada. Lion currently has eleven Experience Centers strategically located in key markets.
The Company currently has approximately 1,000 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.
6.0Research and Development
Lion’s team of approximately 300 engineers and other R&D professionals conducts research and development from its two R&D centers in Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems.
Lion expects R&D expense to increase in the foreseeable future to continue expanding on and improving its product offering.
7.0Financial Highlights
For the three months ended December 31, 2021, the Company's financial performance was the following when compared to the three months ended December 31, 2020:
•Delivery of 71 vehicles, an increase of 25 vehicles, as compared to the 46 delivered in the same period last year.
•Revenue of $22.9 million, up $9.4 million, as compared to $13.5 million in Q4 2020.
•Gross profit of $2.2 million, down $0.3 million, as compared to $2.5 million in Q4 2020.
•Net earnings of $28.3 million in Q4 2021, as compared to a net loss of $53.0 million in Q4 2020. Net earnings for Q4 2021 include a $46.6 million gain related to non-cash decrease in the fair value of share warrant obligations and a $5 million charge related to non-cash share-based compensation, compared to a $31.9 million charge related to non-cash share-based compensation in Q4 2020.

•Adjusted EBITDA1 of negative $7.5 million, as compared to nil in Q4 2020, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $19.2 million, up $18.3 million, as compared to $0.9 million in Q4 2020.
•Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $9.7 million, up $2.9 million, as compared to $6.8 million in Q4 2020.
•As of December 31, 2021, Lion had $241.7 million in cash, and access to a committed revolving credit facility in the maximum principal amount of $100 million (which maximum principal amount was increased to $200 million on January 25, 2022), as well as available support from the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus.
8.0Operational Highlights
U.S. Manufacturing Facility
The Company has taken possession of its new leased 900,000 sq-ft U.S. manufacturing facility in Joliet, Illinois, and vehicle production is expected to begin in the second half of 2022. The Joliet Facility will be Lion’s biggest footprint in the U.S., and should enable the Company to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles. As a result of increases in cost of materials and labour as well as changes in the design and scope made by the Company, management estimates that the Joliet Facility will represent a total investment by Lion of approximately $150 million, including approximately $115 million expected to be disbursed in 2022, compared to a total investment of approximately $130 million as previously disclosed. In addition, the Company’s contractual lease obligations related to the facility represent approximately $72 million over a 15-year period. Colliers International was retained as construction project manager and Merkur as advisors to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. As of December 31, 2021, expenditures incurred by the Company towards the project total approximately $13 million, mostly related to tenant improvements, and excluding building related investments made by the landlord. In addition, approximately $40 million is currently engaged towards tenant improvement work and the installation of critical production and other equipment over the coming quarters.
Construction of Lion Campus
Construction of the Lion Campus, located at the YMX International Aerocity of Mirabel, Quebec, began during the fourth quarter of 2021. As a result of changes in the design and scope made by the Company, management estimates that the Lion Campus will represent a total investment by Lion of approximately $180 million (C$225 million), including approximately $100 million expected to be disbursed in 2022, compared to a total investment of approximately $150 million (C$185 million) as previously disclosed. In connection with the Lion Campus, the Company will also evaluate the opportunity to enter into a sale and leaseback of the battery plant building which has not been taken into account in the figures presented in this MD&A. The construction of the battery manufacturing facility is expected to be completed in 2022 and the construction of the innovation center is expected to be completed in 2023. Lion expects to benefit from financing by the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus project, of which up to 30% is expected to be forgiven subject to certain criteria tied to Lion and to the operations of the facilities. The facilities will be located adjacent to Montreal-Mirabel International Airport on a 1.6 million sq-ft property leased from Aeroports de Montreal. JR Automation, a Hitachi Group Company, was retained for battery manufacturing automation and equipment selection, and in parallel, Pomerleau Inc., was retained as project manager and general contractor for the construction of the Lion Campus. In addition, the Company is partnering with Ricardo, an engineering firm, for the development of
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics.”

custom modules. The battery manufacturing plant will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual battery production at full capacity of 5 gigawatt hours, enough to electrify approximately 14,000 of Lion's medium and heavy-duty zero-emission trucks and buses. As of December 31, 2021, expenditures incurred by the Company towards the project totaled approximately $5 million. Expenditures are expected to increase significantly in the coming quarters as construction ramps up and the purchase of critical equipment begins for the battery plant, of which approximately $55 million is currently engaged.

Launch of 100% electric ambulance

On October 18, 2021, Lion and Demers Ambulances, a leading North American manufacturer of ambulances, unveiled the Demers eFX Ambulance, the first all-electric and purpose-built ambulance which is scheduled to be commercialized in the second half of 2022. The Lion5 chassis of the Demers eFX Ambulance will be assembled by Lion, while the medical compartment and final assembly will be carried out by Demers Ambulances. The new 100% electric ambulance is expected to be sold throughout North America, and eventually worldwide.
Notable Orders

On October 25, 2021, Lion announced that it received a conditional purchase order for 1,000 all-electric LionC school buses from STC, a subsidiary of STA, a North-American leader in school transportation, safety and fleet management services, whose controlling shareholder is Caisse de depot et placement du Quebec. Deliveries would begin in 2022 and occur through the end of 2025. The purchase order is conditional upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s ZETF, for which STC has filed a formal application. STC has successfully completed stage one of the two-stage application process. Under the ZETF program, the Government of Canada aims to invest $2.75 billion over five years to support public transit and school bus operators in the transition to electrification.

On October 28, 2021, Lion announced that it received a purchase order from Groupe Autocar Jeannois ("Jeannois") for 35 all-electric LionC school buses, to be delivered over the next five years. The purchase order also includes an option for Jeannois to purchase five additional LionC buses. Jeannois has also placed a purchase order for four LionM buses to be delivered over the next four years, to gradually replace its luxury diesel-powered minibuses used in its corporate and tourist shuttle passenger transport branch.

On November 18, 2021, Lion announced that it received a purchase order from Groupe Autobus Seguin for 55 all-electric school buses, including 45 LionA and 10 LionC models, to be delivered by 2025. The purchase order is conditional upon the satisfactory grant of funding under the Quebec government's School Transportation Electrification Program and the Canadian federal government's ZETF program.

On December 14, 2021, Lion announced that it received a purchase order for 200 all-electric LionC school buses from Langs Bus Lines, with deliveries to begin gradually in 2022, through 2026. The purchase order is conditional upon the satisfactory grant of non-repayable contributions to Langs Bus Lines under the ZETF program, for which Langs Bus Lines has filed a formal application.

9.0Recent Developments
Credit Agreement Amendment
On January 25, 2022, Lion amended its committed revolving credit facility to increase the maximum principal amount from $100 million to $200 million. A summary description of the facility is provided in section 16.0 of this MD&A entitled “Liquidity and Capital Resources.”
Launch of Lion Capital Solutions
On February 18, 2022, Lion announced the launch of LionCapital Solutions, a new division dedicated to providing customers with flexible financing solutions specifically tailored to the medium and heavy-duty electric vehicle market. Leveraging Lion’s existing vehicle financing alternatives, LionCapital Solutions will commercialize a programmatic financing offering that can be deployed at scale and is specifically designed for Lion school buses, Lion trucks and related charging infrastructure, including loans, leasing and monetization of carbon credits. LionCapital Solutions will be under the leadership of William Blanchard, who previously held senior positions in financial institutions and has extensive experience in executing complex financing transactions.
Agreement with Cox Automotive Mobility
On February 21, 2022, Lion announced that entered into an agreement with Cox Automotive Mobility to provide rapid response service to Lion customers throughout the United States. The partnership comes following a successful pilot program between the two companies that began in 2021. The agreement gives Lion customers access to Cox Automotive Mobility’s 25 maintenance service centers, more than 1,000 technicians and nearly 800 mobile service trucks in the field, providing more options for convenient, on demand support. Fleet services provided by Cox Automotive Mobility will help to augment the customer support already provided through Lion’s network of Experience Centers, which serve as local hubs for maintenance, distribution, training and education on electrification.
Order for 50 Lion8 tractor trucks
Lion received an order from a company in the retail industry for 50 100% electric Lion8T tractor trucks with deliveries beginning in 2023.
Board of Directors Update
On November 11, 2021, Mr. Ian Robertson resigned from the Board of Directors. On February 24, 2022, Mr. Christopher Jarratt also resigned from the Board of Directors. Messrs. Robertson and Jarratt were both representatives of Northern Genesis Acquisition Corp. and had served as members of the Board since May 2021. As a result, the Board of Directors is now composed of Pierre Larochelle, Marc Bedard, Sheila Colleen Bair, Pierre-Olivier Perras, Michel Ringuet, Lorenzo Roccia and Pierre Wilkie. Sheila Colleen Bair was appointed as chair of the Nominating and Corporate Governance Committee and Pierre Wilkie was appointed as chair of the Human Resources and Compensation Committee.
10.0Order Book2
As of February 24, 2022, Lion’s vehicle order book stood at 2,325 all-electric medium- and heavy-duty vehicles, consisting of 300 trucks and 2,025 buses, representing a combined total order value of approximately $575 million based on management's estimates. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 278 charging stations, representing a combined total order value of approximately $3.0 million, as of February 24, 2022 based on management's estimates.

2 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

11.0     Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in section 23.0 of this MD&A entitled “Risk Factors.”

Customer Demand for Electrification

The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today, and its strong engagement with large fleet owners and other potential customers, in order to benefit from the growing customer demand for electric vehicles. In addition, in order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity and expand its network of Experience Centers, which are expected to require significant capital and operating expenses.

Global Supply Chain

Disruptions in the global supply chain are increasingly being exacerbated by labor shortages. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns for manufacturers. Labor shortages which may impact the Company and its suppliers, may manifest themselves in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, therefore resulting in lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation. In addition, the Company may need to continue to incur increasing freight and logistic expenses to expedite delivery of components used in its vehicles and to proactively increase inventory levels, particularly considering ongoing supply chain disruptions which may continue for the foreseeable future. Therefore, the Company may from time-to-time experience shortages of raw materials and components, and labor which, in turn, may result in production slowdowns. The degree and duration of disruptions to future business activities are unknown at this time. Any protracted disruption in the supply chain could impact Lion’s performance.

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with quality and reliability, are the primary drivers of truck and bus purchasing decisions for fleet owners and operators. Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Going forward, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically renders the lower energy and maintenance costs insufficient to account for the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, subsidies are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result, among other things, of reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of subsidies. However, if the cost of electric vehicles does not decrease over time, and subsidies expire, Lion's future sales could be negatively impacted.

Product Development
Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, battery systems, services, and solutions.

Regulatory Landscape and Government and Economic Incentives

Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global GHG emissions. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently often influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion manages some of these risks through long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, it does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if it is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in US dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's current manufacturing facilities are located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is mainly denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in US dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Current situation with regards to COVID-19

The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments to protect the public, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. In some cases, the relaxation of such measures has been followed by actual or contemplated returns to stringent restrictions on gatherings or commerce, including in parts of Canada and the United States. These measures have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly negatively impacted the global economy in 2020 and 2021 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and have had and will continue to have a long-lasting adverse impact on Lion's business and its industry. For example, labor shortages resulting from the pandemic may lead to increased difficulty in hiring and retaining manufacturing employees, as well as increased labor costs for Lion and its suppliers. In addition, increased costs and/or delays in the Company's ramp-up and growth projects such as the industrialization of the Joliet Facility and the construction of the Lion Campus could be exacerbated by the current pandemic conditions. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of this MD&A, management continues to closely monitor the evolving situation.
12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Following the ongoing ramp-up of Lion’s truck manufacturing, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.

Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.
Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Lion expects its cash-based administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business.
Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, share-based compensation, business development, aftermarket sales and advertising, marketing and communications. Lion expects its cash-based selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.
Transaction Costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the Business Combination.
Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares (which were outstanding prior to the Business Combination), and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are not denominated in Canadian dollars, as a result of changes in foreign currency rates.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.
At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1,

2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.
Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of Lion (a “Lion Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Lion Warrants, 15,972,672 of which were public Lion Warrants and 11,139,069 of which were private Lion Warrants.
The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.
Each public Lion Warrant entitles the holder to purchase one common share of Lion for a price $11.50 per share. The public Lion Warrants (all of which are exercisable and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation), may be redeemed by the Company, in whole at a price of $0.01 per public Lion Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Lion Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
Each private Lion Warrant entitles the holder to purchase one common share of Lion for a price of $11.50 per share. Any of the private warrants (all of which exercisable and will expire five years after the completion of the Business Combination) that is held by Northern Genesis Sponsor LLC or its permitted transferees may not be redeemed by the Company so long as they are held by any such person.

13.0     Results of Operations
Comparison of annual results
Lion’s results of operations for the years ended December 31, 2021, 2020, and 2019 are presented below:

	Years ended
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019	Variation 2021-2020	% Change 2021-2020	Variation 2020-2019	% Change 2020-2019
	(dollar amounts in thousands, except share and per share data)

Revenue	$57,710	$23,423	$30,862	$34,288	146%	$(7,440)	(24)%
Cost of sales	$57,665	$20,277	$20,778	$37,387	184%	$(500)	(2)%
Gross profit	$45	$3,145	$10,085	$(3,100)	n.a.	$(6,939)	n.a
Gross profit margin	0.1%	13.4%	32.7%	n.a.	(13.3)%	n.a	(19.2)%

Operating expenses:
Administrative expenses	$78,423	$59,942	$2,936	$18,481	n.m.	$57,006	1942%
Selling Expenses	$27,720	$15,721	$5,892	$11,999	n.m.	$9,829	167%
Transaction costs	$13,655	—	—	$13,655	n.m.	—	n.m.
Other	—	—	$133	—	n.m.	$(133)	n.m.
Operating (loss) income	$(119,752)	$(72,518)	$1,124	$(47,234)	n.m.	$(73,642)	n.m.

Finance costs	$8,332	$8,667	$4,112	$(335)	(4)%	$4,555	111%
Foreign exchange (gain) loss	$1,037	$(681)	$79	$1,718	n.m.	$(760)	n.m.
Change in fair value of share warrant obligations	$(85,796)	$16,847	—	$(102,643)	n.m.	$16,847	n.m.
Income (loss) before income taxes	$(43,325)	$(97,352)	$(3,067)	$54,026	n.m	$(94,284)	n.m.

Income taxes	—	—	$4	—	n.m	$(4)	n.m.
Net loss	$(43,325)	$(97,352)	$(3,071)	$54,026	n.m.	$(94,280)	n.m.

Foreign currency translation adjustment	$321	$(4,631)	$234	$4,952	n.m.	$(4,865)	n.m.

Comprehensive loss	$(43,004)	$(101,983)	$(2,837)	$58,978	n.m.	$(99,146)	n.m.

Basic loss per share (1)	$(0.27)	$(0.88)	$(0.03)	$0.61	n.m.	$(0.85)	n.m.

Diluted loss per share (1)	$(0.27)	$(0.88)	$(0.03)	$0.61	n.m.	$(0.85)	n.m.

Basic weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720	51,693,778	n.a.	4,164,594	n.a.

Diluted weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720	51,693,778	n.a.	4,164,594	n.a.

n.a. = not applicable
n.m. = not meaningful

(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenue

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, revenue amounted to $57.7 million, an increase of $34.3 million, compared to the year ended December 31, 2020. The increase in revenue was primarily due to an increase in vehicle sales volume of 116 units, from 80 units (all school buses; 47 vehicles in Canada and 33 vehicles in the U.S.) for the year ended December 31, 2020, to 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021. Revenues for the year ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels.

Fiscal 2020 compared to Fiscal 2019
Revenue decreased by $7.4 million, or 24%, from $30.9 million for the year ended December 31, 2019 to $23.4 million for the year ended December 31, 2020. The decrease in revenue was primarily due to a decrease in school bus sales volume of 27 units, from 107 units (52 in Canada and 55 in the U.S.) for the year ended December 31, 2019 to 80 units (47 in Canada and 33 in the U.S.) for the year ended December 31, 2020, as measures implemented relating to COVID-19 prevented Lion from delivering school buses to certain operators and school districts, and contributed to supply chain disruptions resulting in additional production delays.

Cost of Sales

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, cost of sales amounted to $57.7 million, representing an increase of $37.4 million, compared to the year ended December 31, 2020. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.

Fiscal 2020 compared to Fiscal 2019
Cost of sales decreased by $0.5 million, or 2%, from $20.8 million for the year ended December 31, 2019 to $20.3 million for the year ended December 31, 2020. As a percentage of revenues, cost of sales increased by 19.2% from 2019 to 2020, primarily due to the addition of personnel and other resources to accommodate higher expected production volumes, which ultimately did not materialize, largely due to challenges related to the COVID-19 pandemic.

Gross Profit
Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, gross profit decreased by $3.1 million to nil, compared to $3.1 million for the year ended December 31, 2020. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.

Fiscal 2020 compared to Fiscal 2019
Gross profit decreased by $6.9 million, from $10.1 million (32.7% of revenues) for the year ended December 31, 2019 to $3.1 million (13.4% of revenues) for the year ended December 31, 2020. The decrease was primarily due to lower revenues and the addition of personnel and other resources to accommodate higher expected production volumes, which ultimately did not materialize, largely due to challenges related to the COVID-19 pandemic.

Administrative Expenses
Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, administrative expenses (which included $56.7 million of non-cash share-based compensation) increased by $18.5 million, from $59.9 million for the year ended December 31, 2020, to $78.4 million. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as non-cash share-based compensation. Administrative expenses for the year ended December 31, 2021, also includes an expense of $2.5 million relating to the procurement of director and officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.

Fiscal 2020 compared to Fiscal 2019
Administrative expenses increased by $57.0 million, from $2.9 million for the year ended December 31, 2019 to $59.9 million for the year ended December 31, 2020. The increase was primarily due to an increase in non-cash share-based compensation of $54.0 million, Lion expanding its head office capabilities in preparation of an expected increase in business, and an increase in professional fees.

Selling Expenses

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, selling expenses (which included $14.4 million of non-cash share-based compensation) increased by $12.0 million, from $15.7 million for the year ended December 31, 2020, to $27.7 million. The increase was primarily due to an increase in non-cash share-based compensation of $4.2 million as well as to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses associated with Experience Centers as a result of the opening and operations of new Experience Centers.

Fiscal 2020 compared to Fiscal 2019
Selling expenses increased by $9.8 million, from $5.9 million for the year ended December 31, 2019 to $15.7 million for the year ended December 31, 2020. The increase was primarily due to an increase in non-cash share-based compensation of $9.9 million and higher expenses associated with the opening and operations of new Experience Centers, partially offset by lower marketing and selling related expenses.

Transaction Costs

Fiscal 2021 compared to Fiscal 2020
Transaction costs of $13.7 million for the year ended December 31, 2021 were incurred in the second quarter of 2021 and related to the completion of the Company's business combination and plan of reorganization on May 6, 2021 pursuant to which Lion became a public company (the "Business Combination") and were mainly composed of legal, banking, and other professional fees.

Finance Costs

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021 finance costs decreased by $0.3 million, from $8.7 million for the year ended December 31, 2020, to $8.3 million. The decrease was driven primarily by lower accretion expense on retractable common shares, (which were outstanding prior to the Business Combination), partially offset by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments (up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination), as well as and an increase in interest costs related to lease liabilities from new Experience Center openings.

Fiscal 2020 compared to Fiscal 2019
Finance costs increased by $4.6 million, from $4.1 million for the year ended December 31, 2019 to $8.7 million for the year ended December 31, 2020. The increase was driven primarily by higher accretion expense on retractable common shares (which were outstanding prior to the Business Combination), an increase in borrowing costs, and an increase in interest costs related to lease liabilities from new Experience Center openings.

Foreign Exchange (Gain) Loss

Fiscal 2021 compared to Fiscal 2020
Foreign exchange gains and losses relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the year ended December 31, 2021, was $1.0 million compared to a gain of $0.7 million year ended December 31, 2020, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during 2021, as compared to 2020.

Fiscal 2020 compared to Fiscal 2019
Foreign exchange gain amounted to $0.7 million for the year ended December 31, 2020 compared to a foreign exchange loss of $0.1 million for the year ended December 31, 2019. The increase in the gain is primarily due to the weakening of the Canadian dollar versus the US dollar on the remeasurement or monetary items denominated in US dollars.

Change in fair value of share warrant obligations

Fiscal 2021 compared to Fiscal 2020
Change in fair value of share warrant obligations resulted in a gain of $85.8 million for the year ended December 31, 2021, compared to a loss of $16.8 million for the year ended December 31, 2020, related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. The gain for the year ended December 31, 2021 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Fiscal 2020 compared to Fiscal 2019
The change in fair value of share warrant obligations represents the change recognized in the consolidated statement of loss and comprehensive loss resulting from revaluing the customer share warrant obligations as of December 31, 2020. The change in fair value amounted to $16.8 million.
Net Earnings (Loss)

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, net loss decreased by $54.0 million, from $97.4 million for the year ended December 31, 2020, to $43.3 million. The lower net loss for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was largely due to the gain related to the fair value of share warrant obligations, partially offset by higher administrative and selling expenses (including share-based compensation) and transaction costs.

Fiscal 2020 compared to Fiscal 2019
Net loss increased by $94.3 million, from $3.1 million for the year ended December 31, 2019 to $97.4 million for the year ended December 31, 2020. The higher net loss for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to lower gross profit, higher administrative and selling expenses (including share-based compensation), and the loss related to the fair value of the share warrant obligations.

Comparison of fourth quarter results for Fiscal 2021 and Fiscal 2020
Lion’s results of operations for the three months ended December 2021 and 2020 are presented below:

	Unaudited - three months ended
	Dec 31, 2021	Dec 31, 2020		Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$22,870	$13,504		$9,366	69%
Cost of sales	$20,691	$11,030	(1)	$9,660	88%
Gross profit	$2,180	$2,474		$(294)	n.a.
Gross profit margin	10%	18%		n.a	(9)%

Operating expenses:
Administrative expenses	$12,181	$31,346		$(19,165)	n.m.
Selling Expenses	$4,790	$4,152		$638	n.m.
Transaction costs	—	—		—	n.m.
Operating (loss) income	$(14,791)	$(33,024)		$18,233	n.m.

Finance costs	$1,194	$3,064		$(1,870)	(61)%
Foreign exchange (gain) loss	$2,337	$(398)		$2,735	n.m.
Change in fair value of share warrant obligations	$(46,587)	$17,292		$(63,879)	n.m.
Net earnings (loss)	$28,266	$(52,982)		$81,247	n.m.

Foreign currency translation adjustment	$3,734	$(3,876)		$7,610	n.m.

Comprehensive income (loss)	$32,000	$(56,858)		$88,857	n.m.

Basic earnings (loss) per share (2)	$0.15	$(0.48)		$0.63	n.m.

Diluted earnings (loss) per share (2)	$0.14	$(0.48)		$0.62	n.m.

Basic weighted average number of common shares outstanding	189,721,188	110,551,314		–	n.a.

Diluted weighted average number of common shares outstanding	198,898,382	110,551,314		–	n.a.
n.a. = not applicable
n.m. = not meaningful

(1) Cost of sales for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, cost of sales for the three months ended December 31, 2020 was approximately $9.8 million.

(2) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”
Revenue

For the three months ended December 31, 2021, revenue amounted to $22.9 million, an increase of $9.4 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 25 units, from 46 units (all school buses; 28 vehicles in Canada and 18 vehicles in the U.S.) for the three months ended December 31, 2020 to 71 units (57 school buses and 14 trucks; 43 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended December 31, 2021. Revenues for the three months ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels. Although deliveries for the three months ended December 31, 2021 were sequentially higher than previous quarter deliveries within fiscal

2021, we still expect manufacturing and deliveries for the first quarter of fiscal 2022 to be impacted by supply chain challenges, however we expect these issues to be reduced as we move forward in the year.
Cost of Sales

For the three months ended December 31, 2021, cost of sales amounted to $20.7 million, representing an increase of $9.7 million compared to $11.0 million in the corresponding period in the prior year. The increase compared to the corresponding prior period was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.
Gross Profit
For the three months ended December 31, 2021, gross profit decreased by $0.3 million, from $2.5 million for the corresponding period in the prior year, to $2.2 million for the three months ended December 31, 2021. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.
Administrative Expenses
For the three months ended December 31, 2021, administrative expenses (which include $4.3 million of non-cash share-based compensation) decreased by $19.2 million, from $31.3 million for the three months ended December 31, 2020, to $12.2 million for the three months ended December 31, 2021. The decrease was primarily due to a decrease in non-cash share-based compensation of $25.1 million, partially offset by an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities. Administrative expenses for the three months ended December 31, 2021, also includes an expense of $0.9 million relating to the procurement of Director and Officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.
Selling Expenses
For the three months ended December 31, 2021, selling expenses (which include $0.6 million of non-cash share-based compensation) increased by $0.6 million, from $4.2 million for the three months ended December 31, 2020, to $4.8 million for the three months ended December 31, 2021. The increase was primarily due to the impact of Lion expanding its sales force, and to an increase in expenses associated with Experience Centers, partially offset by a decrease in non-cash share-based compensation of $1.9 million.
Finance Costs

For the three months ended December 31, 2021, finance costs decreased by $1.9 million compared to the corresponding period in the prior year as a result of a significantly lower amount of average debt outstanding during the period as a result of certain debt repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses for all periods presented relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For three months ended December 31, 2021, foreign exchange loss was $2.3 million, compared a gain of $0.4 million in the corresponding period in the prior year, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during the three months ended December 31, 2021.

Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a loss of $17.3 million for the three months ended December 31, 2020, to a gain of $46.6 million, for the three months ended December 31, 2021. The gain for the three months ended December 31, 2021, was related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)
The net earnings for the three months ended December 31, 2021 as compared to the net loss for the corresponding prior period were largely due to the decrease in the fair value of share warrant obligations, and lower share-based compensation (included in administrative and selling expenses).

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020		Sep 30, 2020		Jun 30, 2020	Mar 31, 2020

Revenue	$22,870	$11,925	$16,689	$6,225	$13,504		$2,613		$6,077	$1,228
Net earnings (loss)(1)	$28,266	$123,013	$(178,490)	$(16,114)	$(52,982)	(1)	$(37,377)	(1)	$(1,324)	$(5,669)
Net earnings (loss) per share
Basic (2)	0.15	0.65	(1.13)	(0.15)	(0.48)		(0.34)		(0.01)	(0.05)
Diluted (2)	0.14	0.60	(1.13)	(0.15)	(0.48)		(0.34)		(0.01)	(0.05)
Weighted average number of shares outstanding (in thousands)
Basic	189,721	189,008	158,200	110,551	110,551		110,551		110,551	110,551
Diluted	198,898	204,710	158,200	110,551	110,551		110,551		110,551	110,551
(1) Net loss for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, cost of sales for the three months ended December 31, 2020 was approximately $51.8 million.
(2) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2021, and 2020, and the years ended December 31, 2021, 2020, and 2019:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	(in thousands)		(in thousands)

Revenue	$22,870	$13,504	$57,710	$23,423	$30,862

Net earnings (loss)	$28,266	$(52,982)	$(43,325)	$(97,352)	$(3,071)
Finance costs	$1,194	$3,064	$8,332	$8,667	$4,112
Depreciation and amortization	$1,643	$947	$5,260	$2,696	$1,216
Share-based compensation(1)	$5,080	$31,861	$71,081	$65,249	$1,422
Change in fair value of share warrant obligations(2)	$(46,587)	$17,292	$(85,796)	$16,847	$—
Foreign exchange (gain) loss(3)	$2,337	$(398)	$1,037	$(681)	$79
Transaction and other non-recurring expenses(4)	$616	$212	$15,815	$233	$155
Income taxes	–	–	–	–	$4
Adjusted EBITDA	$(7,453)	$(4)	$(27,596)	$(4,340)	$3,917
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 15 to the annual audited consolidated financial statements as at and for years ended December 31, 2021, 2020 and 2019.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 13 to the annual audited consolidated financial statements as at and for years ended December 31, 2021, 2020 and 2019.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the year ended December 31, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, as described in note 4 to the annual audited consolidated financial statements, professional fees related to financing transactions, and other non-recurring professional fees. For the year ended December 31, 2020, represents professional fees related to financing transactions and other non-recurring professional fees. For the year ended December 31, 2019, represents professional fees related to the acquisition of dealership rights, professional fees related to financing transactions, and other non-recurring professional fees.
Adjusted EBITDA for the year ended December 31, 2021 includes an expense of $2.5 million relating to the procurement of D&O insurance on terms reflecting the public company status of Lion, which is materially higher than the corresponding expense incurred in prior periods when the company was a private company.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of December 31, 2021, and December 31, 2020 as well as explanations for variations:

dollar amounts in thousands	Dec 31, 2021	Dec 31, 2020	Variation	Explanation of Variation
	$	$
Cash	241,702	—	241,702	See section 16. 0 of this MD&A entitled "Liquidity & Capital Resources"
Accounts receivable	37,899	18,505	19,394	Mainly due to higher sales
Inventories	115,979	38,073	77,906	Mainly due to higher volumes of raw materials, work in process, and finished goods inventories in line with the Company's ramp-up of manufacturing activities
Current assets	401,021	57,657	343,364	Mainly due to higher cash and cash equivalents, accounts receivable, and inventories as explained above
Property, plant and equipment	32,668	5,447	27,221	Mainly due to the Joliet Facility and Lion Campus projects
Right-of-use assets	60,902	7,499	53,404	Mainly due to new lease for the Joliet Facility and new experience centers.
Intangible assets	81,900	42,091	39,809
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems

Total assets(1)	590,604	127,021	463,584	Mainly due to factors explained above
Trade and other payables	40,410	12,405	28,005	Mainly due to increase in raw material purchases
Current liabilities	61,154	105,226	(44,072)	Mainly due to increase in raw material purchases partially offset by repayment of current debt and change in classification of share-based compensation awards
Lease liabilities	54,480	5,904	48,576	Mainly due to the new lease for the Joliet Facility and new experience centers
Non-current financial liabilities(2)	106,288	76,390	29,898	Mainly due to new Lion warrants issued as part of Business Combination Transaction, partially offset by debt repayments and the change in classification of retractable common shares
Non-current liabilities	160,768	117,420	43,348	Mainly due to factors explained above as well as the change in classification of share-based compensation awards
Total liabilities	221,922	222,647	(724)	Mainly due to factors explained above
Total shareholders' equity (deficiency)	368,682	(95,626)	464,308	Mainly due to the issuance of shares as a result of the Business Combination Transaction and related private placement, and the change in classification of share-based compensation awards and of retractable common shares, partially offset by the net loss for the year
(1)    Total assets were $65.9 million as at December 31, 2019.
(2)    Represents financial liabilities related to long-term debt, convertible debt instruments, share warrant obligations and common shares (retractable), as reflected in the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020. Non-current financial liabilities were $22.6 million as at December 31, 2019.

15.0     Cash Flows
Presented below is a summary of Lion’s operating, investing, and financing cash flows for the three months ended December 31, 2021 and 2020, and years ended December 31, 2021, 2020, and 2019:

	(Unaudited)
	Three months ended		Years ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
	(in thousands)		(in thousands)

Cash flows used in operating activities	$(58,640)	$(20,182)	$(130,969)	$(27,058)	$(7,404)
Cash flows used in investing activities	$(19,375)	$(5,422)	$(62,599)	$(16,794)	$(12,706)
Cash flows from financing activities	$(248)	$17,936	$434,697	$44,461	$20,104
Effect of exchange rate changes on cash held in foreign currency	$2,118	$(534)	$663	$(532)	$60
Net increase in cash	$(76,145)	$(8,203)	$241,793	$77	$54
Cash (bank overdraft), end of year	$241,702	$(91)	$241,702	$(91)	$(168)

Cash Flows Used in Operating Activities

For the year ended December 31, 2021, cash flows used in operating activities was $131.0 million. The cash flows used was related to Lion’s net loss of $43.3 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations" including $13.7 million of transaction costs, and net changes in non-cash working capital of $83.2 million, partially offset by net non-cash items of $4.0 million. Non-cash items of $4.5 million was composed of $71.1 million for share-based compensation expense, $4.7 million for accretion expense, $5.5 million for depreciation and amortization, and the $85.8 million gain related to the change in fair value of share warrant obligations. The increase in non-cash working capital was primarily driven by increases in inventory, prepaid expenses, and accounts receivable, partially offset by increases in trade and accounts payable.
For the year ended December 31, 2020, cash flows used in operating activities was $27.1 million. The cash flows used was related to Lion’s net loss of $97.4 million driven by the factors discussed above and net changes in non-cash working capital of $20.9 million driven primarily by an increase in inventory during the year, partially offset by non-cash items of $91.2 million, including $6.4 million related to accretion expenses, $2.7 million related to depreciation and amortization, $65.3 million related to share-based compensation, and $16.8 million related to change in fair value of share warrant obligations.
For the year ended December 31, 2019, cash flows used in operating activities was $7.4 million, relating mainly to the net loss of $3.1 million and net changes in working capital of $10.1 million driven primarily by an increase in inventories and accounts receivable, partially offset primarily by non-cash items of $5.8 million, including $3.2 million related to accretion expenses, $1.2 million related to depreciation and amortization, and $1.4 million related to share-based compensation.
Cash Flows Used in Investing Activities
Cash flows used in investing activities primarily relates to capitalized development costs for vehicle and battery systems, capital expenditures for equipment and machinery, leasehold improvements, office furniture and equipment as Lion continues to invest in its business infrastructure and scales its manufacturing operations.
For the year ended December 31, 2021, cash flows used in investing activities related to the acquisition of intangible assets of $45.0 million and capital expenditures of $19.8 million, partially offset by government assistance related to the acquisition of intangible assets of $2.2 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems. Capital expenditures for the year ended December 31, 2021 relate primarily to the Company’s capacity expansion projects in Joliet and Mirabel, as well as the ramp-up of its current manufacturing operations. Acquisitions of property, plant and equipment of $8,797,575 and of intangible assets of $554,310 were included in trade and other payables as at December 31, 2021.
For the year ended December 31, 2020, cash flows used in investing activities related to the acquisition of intangible assets of $16.5 million and capital expenditures of $2.9 million, partially offset by government assistance related to the acquisition of intangible assets of $2.8 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems.
For the year ended December 31, 2019, cash used in investing activities was $12.7 million and related to acquisition of intangible assets of $12.3 million and capital expenditures of $1.8 million, partially offset by government assistance related to the acquisition of intangible assets of $1.4 million.
Cash Flows from Financing Activities
Cash flows from financing activities were $434.7 million for the year ended December 31, 2021 and was primarily due to proceeds relating to the closing of the Business Combination and the concurrent equity private placement on May 6, 2021, totaling $504.5 million, partially offset by net debt payments of $68.8 million and the repayment of lease liabilities of $2.1 million.
Cash flows from financing activities were $44.5 million for the year ended December 31, 2020, which was primarily due to a net increase of $27.1 million in long-term debt and other debt, and $18.7 million of proceeds from the issuance of convertible debt instruments, partially offset by the repayment of lease liabilities of $1.3 million.
Cash flows from financing activities were $20.1 million for the year ended December 31, 2019, which was primarily due to a net increase of $13.4 million in long term debt and other debt, and $7.4 million of share issuances, partially offset by the repayment of lease liabilities of $0.6 million and share redemption of $0.2 million.
16.0     Liquidity and Capital Resources
Liquidity and Capital Management
As of December 31, 2021, Lion had a cash balance of $241.7 million. Lion incurred an operating loss $119.8 million for the year ended December 31, 2021. Of the $119.8 million operating loss for the year ended December 31, 2021, $71.1 million relates to non-cash share-based compensation and $13.7 million relates to non-recurring transaction costs related to the Business Combination which was completed on May 6, 2021. The Company expects to continue to incur operating losses in the short term, as it continues to execute on its growth strategy.
Lion’s growth strategy, including the Company's capacity expansion projects in Joliet, Illinois and Mirabel, Quebec, and the development, design, manufacturing, sale and servicing of Lion’s vehicles are capital-intensive. Net cash used in operating and investing activities is expected to continue to increase substantially as Lion scales its manufacturing operations to meet anticipated demand, makes progress with the industrialization of the Joliet Facility and the construction of the Lion Campus, purchases additional property and equipment, and continues the development of its product offering.

Lion’s primary sources of liquidity used in the funding of its operations are its cash on hand, sales, its existing credit facilities, and other borrowings and debt capital as described below. Lion used a portion of the funds raised in connection with the equity private placement ("PIPE Financing") which was realized concurrently with the Business Combination to repay indebtedness and pay transaction expenses. In addition, Lion used, and expects to continue to use in the future, a significant portion of the remaining funds as well as those raised with the Business Combination to fund its growth strategy, including the industrialization of its Joliet Facility and the construction of the Lion Campus. Also, from time to time Lion may seek to raise additional capital to fund its growth strategy. See section 18.0 of this MD&A, entitled “Financial Risk Management—Liquidity Risk.”
Capital Resources

Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. As at December 31, 2021, no amounts were drawn under the Revolving Credit Agreement.
Financing Agreement with Investissement Quebec

On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the Lion Campus. The IQ Loan will bear interest at a fixed rate equivalent to the cost of funds of Investissement Quebec on the date of the first disbursement thereunder, and will be repayable over a 15-year term beginning on such date. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). As at December 31, 2021, no amounts were drawn under the IQ Loan.

Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the Lion Campus. The SIF Loan is repayable over a 15-year term beginning in 2026. The SIF Loan contains certain affirmative and negative covenants, including covenants relating to Company’s workforce, operations and R&D activities and to the location of its head office in Canada. As at December 31, 2021, no amounts were drawn under the SIF Loan.
Finalta Loan Agreement
On May 6, 2021, Lion entered into a loan agreement (the "Finalta Loan Agreement") with Finalta Capital Fund, L.P. ("Finalta") amending and restating in their entirety the two loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. As of December 31, 2021, there was $10,564,590 outstanding under the loans governed by the Finalta Loan Agreement.
The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets.
The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.

Former Debt Instruments Repaid in Connection with the Business Combination
Credit Agreement with National Bank of Canada
On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). In connection with the closing of the Business Combination and PIPE financing, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated.
March 2020 Convertible Loan
In March 2020, Lion completed a financing through the issuance of the Convertible Loan to Investissement Quebec in the principal amount of $3,741,675 (C$5,000,000). The Convertible Loan had an initial maturity date of March 3, 2025, and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the Convertible Loan was repaid in full.

September 2020 Convertible Debenture
In September 2020, Lion completed a financing through the issuance of the Convertible Debenture to Investissement Quebec in the principal amount of $15,340,000 (C$20,000,000). The Convertible Debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination and PIPE financing, the Convertible Debenture was repaid in full.
Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Maturity analysis of contractual obligations
In the normal course of business, Lion enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the maturity of the Company's significant contractual obligations by period as at December 31, 2021 (amounts in thousands).

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Loans on research and development tax credits and subsidies receivable(1)	10,565	10,565	10,565	—	—	—
Trade and other payables	33,344	33,344	33,344	—	—	—
Dealership rights	2,393	2,393	2,393	—	—	—
Long-term debt	120	123	59	64	—	—
Purchase and other obligations	–	91,585	91,585	—	—	—
Lease obligations	62,209	87,390	7,953	16,046	12,345	51,045
Total contractual obligations	108,631	225,399	145,899	16,110	12,345	51,045
(1) Represents the amount outstanding under the loans governed by the Finalta Loan Agreement.

The Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements. Figures included above under “Purchase and other obligations” have therefore been estimated by management based on the information available as at December 31, 2021. In addition, the Company enters into purchase commitments related to capital expenditures, as disclosed in Note 7 to its annual audited consolidated financial statements for the year ended December 31, 2021.

Disclosure of Outstanding Share Data
As of February 24, 2022, the Company had the following issued and outstanding shares, warrants, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•190,002,712 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,623 Lion Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of February 24, 2022 was exercisable for 5,302,511 common shares;
•stock options to purchase 9,072,149 common shares;
•36,247 RSUs, each representing the right to receive one common share; and
•18,755 DSUs, each representing the right to receive one common share.
17.0     Related Party Transactions
Management fees of $22,609 were paid to the company of a shareholder who exercised significant influence over Lion for services rendered to Lion during the year ended December 31, 2019. Such services ended during the second half of 2019. These transactions were measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties, and were recorded within administration expenses.
18.0     Financial Risk Management
Lion is exposed to various risks in relation to financial instruments. The main types of risks are credit risk, currency risk, interest rate risk, and liquidity risk. While Lion may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Credit Risk
Lion is exposed to credit risk by granting receivables to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.
Currency Risk
While Lion presents its financial statements in US dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the US dollar.

Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources - Capital Reserves."
Liquidity Risk
Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. As a result of the funds raised in connection with the Business Combination and PIPE Financing, Lion's cash balance increased significantly. Lion expects to use a significant portion of its current cash balance and may from time to time seek to raise additional capital to fund its growth strategy in the future. Lion’s ability to access additional capital in in the future when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility as well as the industrialization of its Joliet Facility and the construction of the Lion Campus.

19.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the year ended December 31, 2021. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Accounting treatment of business combination
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation and share warrant obligations.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the year ended December 31, 2021.

New Accounting Standards Not Yet Applied
Amendments to IAS 1, Presentation of Financial Statements

On July 14, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The amendments will become effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.

Amendments to IAS 1, Presentation of Financial Statements an IFRS Practice Statement 2, Making Materiality Judgement

On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied prospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors

On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish change in accounting policies, which must be applied retrospectively, from change in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarifies that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on of after the start of that period. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IAS 12, Income Taxes

On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IFRS 3, Business Combinations

On May 12, 2020, the IASB released Reference to the Conceptual Framework (Amendments to IFRS 3). The amendments consist of updating a reference to IFRS 3 to the Conceptual Framework for Financial Reporting . It makes an explicit statement that contingent assets are prohibited from recognition under IFRS 3. It adds a new exception to the recognition principle in IFRS 3 for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies if incurred separately. The exception requires an entity to apply criteria in IAS 37 or IFRIC 21 respectively to determine whether a present obligation exists at the acquisition date before recognizing a liability at the date of acquisition. Applying this exception would mean that the IFRS 3 liabilities and contingent liabilities would remain unchanged. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
20.0     Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.
21.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company

conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2021, the end of the periods covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer have concluded that as of December 31, 2021, the end of the periods covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management’s Assessment on Internal Control over Financial Reporting
The Company is not obligated to include a report of management’s assessment on its internal control over financial reporting until its annual report for the year ended December 31, 2022.
22.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under Securities and Exchange Commission ("SEC") rules. Even after Lion no longer qualifies as an EGC, as long as Lion continues to qualify as a foreign private issuer under SEC rules, Lion is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion is no longer a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
 Both foreign private issuers and EGCs also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Lion no longer qualifies as an EGC, but remains a foreign private issuer, Lion will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an EGC nor a foreign private issuer.

In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.
23.0     Risk Factors
In addition to the risks previously described in this MD&A, including under the sections “Financial Risk Management”, and “Accounting Estimates and Judgments,” this section describes the principal risks and challenges that could have a material and adverse effect on Lion's business, results of operations or financial condition, and consequently the trading price of its common shares, and that could cause actual results to differ materially from underlying forward-looking statements included in this MD&A. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also materially and adversely affect its financial condition, results of operations, cash flows, or business. Furthermore, all of the risk factors listed below have been or may be exacerbated by the COVID-19 pandemic and its impact on the global economy and the Company's operations.

Risks Related to Lion’s Business

Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs. Lion’s ability to develop, manufacture and distribute vehicles of sufficient quality and appeal to customers on schedule and at scale is unproven.

Lion’s future business depends in large part on its ability to economically manufacture, market and sell its vehicles at sufficient capacity to meet the transportation demands of its customers. Lion is currently working to scale its manufacturing capacity in order to successfully implement its growth strategy, by, amongst other things, continuing to ramp-up its Saint-Jerome facility, the Joliet Facility and its upcoming a battery manufacturing plant in Mirabel, Quebec. Although Lion has experience in developing and manufacturing buses and trucks from its existing facility, such operations are currently conducted on a lower scale, and Lion has no experience to date in high volume manufacturing of its vehicles. Lion does not know whether it will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, or whether it will be able to secure reliable sources of component supply, in each case that will enable it to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully mass market its vehicles and meet its business objectives and customer needs. Further, Lion has limited experience to date with developing and implementing manufacturing innovations outside of its Saint-Jerome facility. Even if Lion is successful in developing high-volume manufacturing capability and processes and can reliably source component supplies in sufficient volume, it does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control such as problems with suppliers or disruptions in the global supply chain, or in time to meet the commercialization schedules of future vehicles or to satisfy the requirements of its customers. Lion’s ability to effectively reduce its cost structure over time is limited by the fixed nature of many of its planned expenses in the near-term, and its ability to reduce long-term expenses is constrained by its need to continue investment in its growth strategy. Any failure to develop and scale such manufacturing processes and capabilities within Lion’s projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

Lion may not be able to successfully implement its growth strategy, on a timely basis or at all, and it may be unable to manage future growth effectively.

Lion’s future growth, results of operations and financial condition depend upon its ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, some of which are beyond Lion’s control, including its ability to:

•economically manufacture and sell its vehicles at scale and meet customers’ business needs;
•effectively introduce new products and implement new technology-driven services and solutions;
•complete the construction of the Lion Campus and finalize the industrialization of the Joliet Facility, in each case at a reasonable price and on a timely basis;
•secure and maintain required strategic supply arrangements;
•keep pace with technological change affecting the battery electric vehicle industry;
•effectively compete in the markets in which it operates; and
•attract and retain management or other employees who possess specialized market knowledge and technical skills.

There can be no assurance that Lion can successfully achieve any or all of the above initiatives in the manner or time period that it expects. Further, achieving these objectives will require investments which may result in both short-term and long-term costs. Lion cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy. Failure to realize those benefits could have a material adverse effect on Lion’s business, results of operations or financial condition.

Even if it can achieve the above benefits and successfully implement its growth strategy, any failure to manage its growth effectively could materially and adversely affect Lion’s business, results of operations or financial condition. Lion intends to expand its operations significantly, which will require it to hire and train new employees across all divisions; accurately forecast supply and demand, production and revenue; control expenses and investments in anticipation of expanded operations; establish new or expand current design, production, and sales and service facilities; and implement and enhance administrative infrastructure, systems and processes. Failure to efficiently manage any of the above could have a material adverse effect on Lion’s business, results of operations or financial condition.

Failure to drastically increase manufacturing capacity and efficiency could have a material adverse effect on Lion’s business, results of operations or financial condition.

Although Lion’s existing Saint-Jerome, Quebec, manufacturing facility is able to satisfy Lion’s current manufacturing requirements, Lion may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and improve profitability if it is unable to drastically increase manufacturing capacity and efficiency. The industrialization of the Joliet Facility and construction of the upcoming battery manufacturing plant at the Lion Campus requires significant cash and management resources and may not meet Lion’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are delays in the Joliet Facility becoming fully operational or achieving target yields and output, Lion may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage Lion’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.

Lion is dependent on its manufacturing facilities. If one or more of its current or future manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, Lion’s business, results of operations or financial condition could be materially adversely affected.

Lion’s revenue is and will be dependent on the continued operations of its Saint-Jerome, Quebec, manufacturing facility as well as its Joliet Facility and upcoming battery manufacturing plant at the Lion Campus. To the extent that Lion experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), failures to comply with applicable regulations and standards, labor force and work stoppages, or if its current or future manufacturing facilities become capacity constrained, Lion will be required to make capital expenditures even though it may not have available resources at such time. Additionally, Lion may not be adequately covered by its insurance policies to cover for such capital expenditures. As a result, Lion’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in Lion’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to purchase products from its competitors. Lion is and will be dependent on its current and future manufacturing facilities which will in the future require a high degree of capital expenditures. If one or more of Lion’s current or future manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.

Lion may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Lion on commercially reasonable terms or at all when it needs them, which could materially adversely affect Lion’s business, results of operations or financial condition.

The development, design, manufacturing, sale and servicing of Lion’s battery electric vehicles is capital-intensive. Among other things, the industrialization of the Joliet Facility and the construction of the upcoming battery plant at the Lion Campus, as well as the ramp-up in production capacity and hires, require significant cash. While Lion continues to have a solid cash balance as a result of the funds raised in connection with the Business Combination and PIPE Financing, its business and growth strategy are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result of the foregoing, Lion may in the future need to raise additional funds, including through the issuance of equity, equity related or debt securities or through obtaining credit from government or financial institutions, to meet its capital requirements. The availability of additional funds to Lion will depend on a variety of factors, some of which are outside of its control. Additional funds may not be available to Lion on commercially reasonable terms or at all when it needs them, which could materially adversely affect its business, results of operations or financial condition. If additional funds are raised by issuing equity securities, shareholders of Lion may incur dilution.

Lion has a history of losses and negative cash flows from operating activities and there is no guarantee it will achieve or sustain profitability.

Lion incurred an operating loss of approximately $120 million for the year ended December 31, 2021, approximately $73 million for the year ended December 31, 2020, and operating earnings of approximately $1 million for the year ended December 31, 2019. Further, Lion had negative cash flows from operating activities of approximately $131 million for the year ended December 31, 2021, approximately $27 million for the year ended December 31, 2020, and approximately $7 million for the year ended December 31, 2019. These operating losses and negative cash flows are the result of the substantial investments Lion made to grow its business, and Lion expects to make significant expenditures to expand its business in the future. Lion continues to expect to incur significant expenditures in connection with its growth strategy, both in the United States and Canada, including as a result of the expected increase in costs related to: the construction of the Lion Campus and scale up of the Joliet Facility; the design, development and production of its new products; the hire of additional employees across all divisions; the production of an inventory of its vehicles; the buildup of inventories of parts and components for its vehicles; the expansion of its design, development, installation and servicing capabilities, including the planned construction of additional research and development centers and Lion experience centers; and an increase in its administrative functions to support its growth. Lion also expects to continue spending on technical and other operational enhancements to its business and to increase investment in research and development as it continues to introduce new products and solutions with a view to offer full turnkey transition services towards fleet electrification to its customers. While Lion expects to generate positive cash flows over time, the aforementioned anticipated increased expenditures will make it harder for Lion to achieve profitability and positive cash flow and Lion cannot guarantee it will achieve either in the near term or at all. If Lion is unable to generate adequate revenue growth and manage its expenses, it may continue to incur losses and have negative cash flows from operating activities and there is no guarantee it will achieve or sustain profitability or positive cash flows. Even if Lion is able to successfully and economically develop, manufacture and distribute its vehicles on schedule and at scale, there can be no assurance that it will be commercially successful.

Lion may make decisions that would reduce its short-term operating results if it believes those decisions will improve the quality of its products or services and if it believes such decisions will improve its operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that Lion expects, in which case Lion’s business, results of operations or financial condition may be materially and adversely affected.

Lion may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which could materially adversely affect its business, results of operations or financial condition.

Lion’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Lion brand. If it is unable to establish, maintain and strengthen its brand, Lion may lose the opportunity to build and maintain a critical mass of customers. Lion’s ability to develop, maintain and strengthen the Lion brand will depend heavily on the success of its marketing efforts, and doing so may be challenging due to Lion’s limited operating history relative to established competitors, customer unfamiliarity with its products, any delays it may experience in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric vehicles, Lion’s quarterly production and sales performance compared with market expectations and past quarters, and other factors including those over which Lion has no control. The all-electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and Lion may not be successful in building, maintaining and strengthening its brand. Many of Lion’s current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than Lion. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of Lion’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with Lion, and could materially adversely affect Lion’s business, results of operations or financial condition.

Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could materially adversely affect Lion’s business, results of operations or financial condition.

Lion has experienced and may continue to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including as a result of the current global supply chain disruptions or other factors which may or may not be specific to Lion. Any such increase in cost or supply interruption or shortage could materially adversely affect Lion’s business, results of operations or financial condition. Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand and could materially affect Lion’s business, results of operations or financial condition. Although Lion has secured long-term contractual arrangements with suppliers with respect to the supply of key components of its vehicles, including lithium-ion batteries, Lion is nevertheless exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;
•disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers;
•increased regulation of supply chains to account for, among other things, environmental and/or human rights risks; and
•an increase in the cost of raw materials used in lithium-ion cells, such as cobalt.

Any disruption in the supply of battery cells or other key vehicle components could temporarily disrupt production of Lion’s vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, various fluctuations in market and economic conditions may cause Lion to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for raw materials would increase Lion’s operating costs and could reduce Lion’s margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that Lion will be able to recoup increasing costs of raw materials by increasing vehicle prices.

In the future, Lion intends to supplement lithium-ion batteries from its suppliers with 21700 cylindrical cell-based battery manufactured by Lion at the Lion Campus, which Lion believes will be more efficient, manufacturable at greater volumes and more cost-effective than currently available battery modules. However, Lion’s efforts to develop and manufacture such battery modules have required and may require significant investments, and there can be no assurance that Lion will be able to achieve these targets in the timeframes that it has planned or at all. If Lion is unable to do so, it may have to curtail its planned vehicle production or procure additional battery modules from suppliers at potentially greater costs, either of which could materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s vehicles use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within Lion’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of Lion’s vehicles could occur, which could result in bodily injury or death and could subject Lion to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Lion’s vehicles, could materially adversely affect Lion’s business, results of operations or financial condition.

In addition, manufacturing of Lion’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of Lion’s current or future facilities. While Lion has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt Lion’s operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for Lion and its products. Such adverse publicity could negatively affect Lion’s brand or could materially adversely affect Lion’s business, results of operations or financial condition.

Lion may not be able to adequately forecast the supply and demand for its vehicles, its manufacturing capacity or its profitability under long term supply arrangements, including the MPA with the Specified Customer, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue.

It is difficult to predict Lion’s future sales and appropriately budget for Lion’s expenses, and Lion may have limited insight into trends that may emerge and affect its business. Lion will be required to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to customers. Currently, there is limited historical basis for making judgments on the future demand for Lion’s vehicles or its ability to mass develop, manufacture and deliver vehicles at scale, or Lion’s profitability in the future. If Lion fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If Lion overestimates manufacturing requirements, its suppliers may have excess inventory, which indirectly would increase Lion’s costs. If Lion underestimates manufacturing requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of Lion’s vehicles and result in delays in shipments and revenues. In addition, lead times for materials and components that Lion’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Lion fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could materially adversely affect its business, results of operations or financial condition.

In addition, the MPA (as defined below) with the Specified Customer (as defined below) requires Lion to reserve necessary manufacturing capacity to deliver up to 500 trucks per year between now and 2025 and the greater of 500 trucks per year or 10% of Lion’s manufacturing capacity from 2026 to 2030, which could hinder Lion’s ability to capitalize on future business opportunities. Moreover, some of Lion’s customers, including the Specified Customer under the MPA, operate on a purchase order basis, which means such customers are not required to purchase any specified minimum quantity of vehicles beyond the quantities in an existing purchase order and may in certain circumstances cancel or reschedule purchase orders on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses, which could materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.

Lion expects its period-to-period operating and financial results to vary based on a multitude of factors, some of which are outside of Lion’s control. Lion expects its period-to-period financial results to vary based on operating costs, which it anticipates will fluctuate with the pace at which it increases its manufacturing capacity and continues to design, develop and produce new products. In addition, Lion’s revenues from period to period may fluctuate as it develops and introduces new vehicles. As a result of these factors, Lion believes that quarter-to-quarter comparisons of its operating or financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Lion may experience delays in the design, production and launch of its new products.

As of February 24, 2022, Lion’s product offering consisted of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022. Vehicle manufacturers often experience, and we have in the past experiences, delays in the design and launch of new products. Any delay in the financing, design, production and launch of new models, including future production of the aforementioned all-electric trucks, school buses and ambulance, or in doing so cost-effectively and with high quality, could harm Lion’s reputation and brand or materially adversely affect its business, results of operations or financial condition.

Failure to carry adequate insurance coverage may have a material adverse effect on Lion’s business, results of operations or financial condition.

Lion maintains liability insurance, property and business interruption insurance, cargo insurance, cybersecurity insurance, automotive liability insurance and directors and officers insurance, and such insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that Lion’s insurance coverage will be sufficient, or that insurance proceeds will be paid to Lion in a timely manner. In addition, there are types of losses Lion may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If Lion incurs these losses and they are material, its business, results of operations or financial condition could be materially adversely affected. Moreover, Lion may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or with adequate coverage for certain specific risks or types of assets, such as batteries, which in turn may adversely affect our business, results of operations or financial condition.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact Lion’s business, results of operations or financial condition.

Lion uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for Lion’s products, as well as for subcomponents incorporated in Lion’s vehicles have affected and could materially adversely affect Lion’s business, financial condition and results of operations. For example, during 2021, global supply chain disruptions relating to the COVID-19 pandemic resulted in delivery delays and increases in transportation costs which negatively affected Lion’s cost of sales and gross profits. Further delivery delays and increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease Lion’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate Lion securing alternative shipping suppliers has increased and could also increase Lion’s costs or otherwise materially adversely affect its business, results of operations or financial condition.

Lion is highly dependent on the services of Marc Bedard, its CEO—Founder, and the rest of its senior management team. Lion’s inability to retain Mr. Bedard or attract and retain management or other employees who possess specialized market knowledge and technical skills could affect its ability to compete, manage operations effectively or develop new products or otherwise materially adversely affect its business, results of operations or financial condition.

Lion’s success depends, in part, on its ability to retain its key personnel, in particular management and other employees who possess specialized market knowledge and technical skills. Lion is highly dependent on the services of Marc Bedard, its CEO—Founder and second largest shareholder. Mr. Bedard is the source of many of the innovative ideas driving Lion and their execution. If Mr. Bedard were to discontinue his service for Lion due to death, disability or any other reason, Lion would be significantly disadvantaged. The unexpected loss of or failure to retain one or more of Lion’s key employees could adversely affect Lion’s business, results of operations or financial condition. Lion does not currently maintain key man life insurance policies with respect to Mr. Bedard or any other officer.

Lion’s success also depends, in part, on its continuing ability to identify, hire, attract, train, develop and retain other highly qualified personnel with specialized market knowledge and technical skills. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and Lion’s ability to hire, attract and retain them depends on Lion’s ability to provide competitive compensation. Lion may not be able to attract, assimilate, develop or retain qualified personnel in the future, and Lion’s failure to do so could materially adversely affect its business, results of operations or financial condition. Any failure by Lion’s management team and employees to perform as expected may have a material adverse effect on its business, financial condition and operating results.

Any deterioration in relationships with Lion’s employees, work stoppage or similar difficulties, or potential labor and union activities could have a material adverse effect on Lion’s business, results of operations or financial condition.

Although none of Lion's employees are currently represented by a labor union, it is common throughout the vehicle manufacturing industry for employees to belong to a union, which can result in higher employee costs, operational restrictions and increased risk of disruption to operations. The maintenance of a productive and efficient labor environment and, in the event of unionization of employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labor environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of Lion’s business, any of which could have a material adverse effect on Lion’s business, results of operations or financial condition. The Company may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on Lion's business, results of operations or financial condition.

Lion’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.

Lion is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Lion takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Lion is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Lion and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.

Lion has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in Lion incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.

Pursuing potential strategic alliances, partnerships or investments or acquisitions and/or inorganic growth opportunities is part of Lion’s growth strategy. There are risks associated with any strategic partnership or arrangement, the termination or operation of joint ventures or other strategic alliances and pursuing strategic acquisitions or investment opportunities, including:

•the sharing of confidential information;
•the diversion of management’s time and focus from operating its business;
•the use of resources that are needed in other areas of its business;
•unforeseen costs or liabilities;
•adverse effects to Lion’s existing business relationships with partners and suppliers;
•litigation or other claims arising in connection with the acquired company, investment, partnership or joint venture;
•the possibility of adverse tax consequences;
•in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company; and
•in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of its corporate culture.

Lion may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, Lion may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the common shares of the Company, or result in issuances of securities with superior rights and preferences to the common shares of the Company or the incurrence of debt with restrictive covenants that limit Lion’s future uses of capital in pursuit of business opportunities. Lion may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to such opportunity that are acceptable to it. At this time Lion has made no commitments or agreements with respect to any such material transactions.

The terms of Lion’s debt instruments contain, and the terms of its future indebtedness may contain, certain covenants that restrict its ability to engage in certain transactions.

The instruments governing Lion’s indebtedness contain restrictive covenants that may limit its discretion with respect to certain business matters and require it to meet certain financial ratios and financial condition tests. Lion may also incur future indebtedness that might subject it to additional covenants and restrictions that could affect its financial and operational flexibility. The restrictions in the instruments governing Lion’s indebtedness may prevent it from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with companies that are not similarly restricted.

Lion’s ability to comply with the covenants and restrictions contained in the instruments governing its indebtedness may be affected by economic, financial and industry conditions beyond its control. A breach of any of these covenants or restrictions could result in a default under the applicable debt instrument that would permit applicable lender(s) to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, or cause cross-defaults under Lion’s other debt. If Lion is unable to repay its indebtedness, lenders could proceed against the collateral securing the debt. In any such case, Lion may be unable to borrow under the agreements under which such other indebtedness is issued, which could have a material adverse effect on its business, results of operations or financial condition.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.

Lion reports its financial results in US dollars and a material portion of its sales and operating costs are realized in currencies other than the US dollar. For the year ended December 31, 2021, approximately 65% of Lion’s revenues were realized in Canada. Lion is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. If the value of any currencies in which sales are realized, particularly the Canadian dollar, depreciates relative to the US dollar, Lion’s foreign currency revenue will decrease when translated to US dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on Lion’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the US dollar, Lion’s operating costs will increase when translated to US dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the US-Canadian dollar exchange rate, could create discrepancies between Lion’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of Lion’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.

While Lion actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Lion does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that Lion’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that Lion will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

Lion faces risks related to the COVID-19 pandemic which could have a material adverse effect on its business, results of operations or financial condition.

The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments in Canada and the United States and by governments in other countries in which Lion’s suppliers operate, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. In some cases, the relaxation of such measures has been followed by actual or contemplated returns to stringent restrictions on gatherings or commerce, including in parts of Canada and the United States. These measures have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.

Global trade conditions that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impact on Lion and its industries independently of the progress of the pandemic. For example, pandemic-related issues have exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Similarly, increased demand for personal electronics has created a shortfall of semiconductors, which has caused challenges in supply chain of electric vehicle manufacturers and production. In addition, labor shortages resulting from the COVID-19 pandemic have led and will continue to lead to increased difficulty in hiring and retaining manufacturing and service workers, as well as increased labor costs for Lion and its suppliers. In addition, increased costs and/or delays in the Company's ramp-up and growth projects such as the industrialization of the Joliet Facility and the construction of the Lion Campus could be exacerbated by the current pandemic conditions and the challenges described above. Sustaining Lion’s production trajectory will require the ongoing readiness and solvency of its suppliers and vendors, and a stable and motivated production workforce.

There continues to be uncertainty surrounding the COVID-19 pandemic, including as a result of the effect of the currently prevalent variants and the potential emergence of other variants of the virus in the future. The COVID-19 pandemic significantly negatively impacted the global economy in 2020 and 2021 and may continue to do so in the future. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the effect of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business, results of operations or financial condition or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of this MD&A, management continues to closely monitor the evolving situation. Furthermore, depending on the extent and duration of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in this MD&A.

Unfavorable economic conditions may have a material adverse effect on Lion’s business, results of operations and financial condition.

Lion’s operations and timelines may be affected by global economic markets and levels of consumer comfort and spend, including recessions, slow economic growth, economic and pricing instability, increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on Lion’s business, operating results and financial condition. In addition, the global COVID-19 pandemic has impacted economic markets, manufacturing operations, supply chains, employment and consumer behavior in nearly every geographic region and industry across the world, and Lion has been, and may in the future be, adversely affected as a result thereof. Because the impact of current conditions on an ongoing basis is yet largely unknown, is rapidly evolving and has been varied across geographic regions, this ongoing assessment will be particularly critical to allow Lion to accurately project supply and demand and infrastructure requirements globally and allocate resources accordingly. If current global market conditions continue or worsen, Lion’s business, results of operations and financial condition could be materially adversely affected.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect Lion’s business, results of operations or financial condition.

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the ongoing COVID-19 pandemic, boycotts and geo-political events, such as civil unrest and acts of terrorism, or similar disruptions could materially adversely affect Lion’s business, results of operations or financial condition. These events could result in physical damage to property, an increase in energy prices, temporary or permanent closure of one or more of Lion’s current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport from overseas, or disruption to Lion’s information systems. Lion may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Risks Related to Customers and Suppliers

Lion’s growth will depend on its ability to successfully attract new customers and secure firm orders from them and to retain existing customers and engage them into additional deployments in the future. Failure to increase sales to both new and existing customers could have a material adverse effect on Lion’s business, results of operations or financial condition.

Lion’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and secure firm orders from them, its ability to retain existing customers and engage them into additional deployments in the future, and its ability to meet current and new customers business needs. Failure to achieve any of the foregoing could materially and adversely affect Lion’s business, results of operations or financial condition. Lion may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

•reductions in Lion’s existing or potential customers’ spending levels;
•increases to customer borrowing costs as a result of higher inflation levels;
•competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies; discount, pricing and other strategies that may be implemented by its competitors;
•its ability to execute on its growth strategy;
•a decline in its customers’ level of satisfaction with its vehicles and services;
•changes in its relationships with third parties, including its suppliers and other partners;
•the timeliness and success of new products it may offer in the future;
•its focus on long-term value over short-term results, meaning that Lion may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.

Lion is dependent on third-party suppliers, some of which are single-source suppliers, and Lion expects to continue to rely on third-party suppliers. The inability of any such supplier to deliver necessary parts or components according to Lion’s schedule and at prices, volumes and quality levels acceptable to it, Lion’s inability to efficiently manage these parts or components, or the termination or interruption of any supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition.

Lion is dependent on its third-party suppliers, some of which are single or limited source suppliers and are also dependent on Lion's ability to source suppliers, to supply and manufacture parts and components included in its vehicles, and it expects to continue to rely on third parties to supply and manufacture such parts and components in the future, as well as to complete the building of its supply chain for its manufacturing operations in both Canada and the U.S., while effectively managing the risks arising from such relationships. While Lion obtains components from multiple sources whenever possible, some of the components used in its vehicles, including certain key battery system components, are purchased from a single source. While Lion believes that it may be able to establish alternate supply relationships and can obtain or potentially engineer replacement components for some of its single source components, it may be unable to do so in the short term or at all, or at prices, volumes or quality levels that are acceptable to it. In addition, the inability of any of Lion’s suppliers to deliver necessary parts or components according to Lion’s schedule and at prices, volumes or quality levels acceptable to Lion, Lion’s inability to efficiently manage these parts or components, or the termination or interruption of any material supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition. Any disruption in the supply of parts or components, whether or not from a single source supplier, could temporarily disrupt manufacturing of Lion’s vehicles until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond Lion’s control or which it does not presently anticipate, could also affect Lion’s suppliers’ ability to deliver components to Lion on a timely basis and ultimately, Lion’s ability to economically manufacture and distribute its vehicles. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.

Also, if any of Lion’s suppliers become economically distressed or go bankrupt, Lion may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase its costs, affect its liquidity or cause production disruptions, all of which could materially adversely affect Lion’s business, results of operations or financial condition.

Lion has limited experience servicing the urban trucks it distributes. Failure to address the servicing requirements of its customers could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition.

Lion has limited experience in servicing the urban trucks it distributes, including its class 6 and 8 trucks available for purchase today, and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow, including by building new Lion experience centers in the U.S. and Canada. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although Lion believes the experience it has gained servicing its electric buses and in the initial deliveries of urban trucks positions it well to service its urban trucks and future products, Lion has limited after-sale experience of maintaining and servicing urban trucks for its customers, and there is no guarantee Lion will be able to do so. Failure to address the servicing requirements of its customers could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition. If the Company experiences delays in adding such servicing capacity or servicing its vehicles efficiently, or experience unforeseen issues with the reliability of its vehicles, particularly higher-volume and relatively newer additions to its product offering, it could overburden its servicing capabilities and parts inventory.

Lion’s customers will also depend on Lion’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. Lion’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as Lion’s platform. As it continues to grow, additional pressure may be placed on Lion’s customer support team, and Lion may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Lion may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Lion’s results of operation. If Lion is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.

Lion’s future growth is dependent upon the trucking and busing industries’ and Lion’s other customers’ willingness to adopt all-electric vehicles and specifically Lion’s vehicles.

Lion’s future growth is highly dependent upon the adoption by the commercial trucking and busing industries and Lion’s other target consumers of, and Lion is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that Lion expects, or if critical assumptions Lion has made regarding the efficiency of its vehicles are incorrect or incomplete, Lion’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost;
•perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;
•the limited range over which electric vehicles may be driven on a single battery charge;
•the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short term declines resulting from adverse weather conditions;
•the availability of service and charging stations for electric vehicles;
•concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
•the availability of alternative fuel vehicles;
•improvements in the fuel economy of the internal combustion engine;
•the environmental consciousness of the trucking and busing industries and Lion’s other target customers;
•volatility in the cost of oil and gasoline;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;
•perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and
•macroeconomic factors.

It is unknown to what extent any possible decreases in the cost of diesel fuel may impact the market for all-electric vehicles. In addition, even if the trucking and busing industries and Lion’s other target customers adopt all-electric vehicles, Lion may be unable to establish and maintain confidence in its long-term business prospects among consumers, analysts and within the industry, and may be subject to negative publicity. The influence of any of the factors described above may cause current or potential customers not to purchase Lion’s vehicles and may otherwise materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s inability to leverage vehicle and customer data could impact the servicing of its products, its software algorithms and impact research and development operations.

Lion relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. Lion uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. Lion’s inability to obtain this data or the necessary rights to use this data or Lion’s inability to properly analyze or use this data could result in Lion’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.

Inadequate access to charging stations could impact the demand for all-electric vehicles, and failure by Lion to meet user expectations related to, or other difficulties in providing, charging solutions could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition.

Demand for Lion's vehicles will depend in part upon the availability of a charging infrastructure. The Company markets its ability to provide its customers with comprehensive charging solutions. The Company has very limited experience in the actual provision of its charging solutions to customers and providing these services is subject to challenges, which include:

•successful integration with existing third-party charging networks;
•inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles charging equipment or real or personal property;
•access to sufficient charging infrastructure;
•obtaining any required permits, land use rights and filings;
•the potential for lack of customer acceptance of Lion's charging solutions; and
•the risk that government support for electric vehicles and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase Lion's vehicles because of the lack of a more widespread charging infrastructure. Further, to provide its customers with access to sufficient charging infrastructure, the Company will rely on the availability of, and successful integration of its vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for all-electric vehicles, including Lion's. In addition, given Lion's limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder its ability to provide its solutions or make the provision of its solutions costlier than anticipated. To the extent the Company is unable to meet user expectations or experience difficulties in providing charging solutions, its reputation could be harmed, and its business, results of operations or financial condition could be materially adversely affected.

Lion's distribution model is different from the typical distribution model for most vehicle manufacturers and may limit Lion’s ability to sell its vehicles directly to customers in certain states in the United States or provide service from a location in every state.

Lion operates under a distribution model pursuant to which it sells vehicles directly to customers where possible for three key reasons: (i) traditional dealerships are generally not trained to sell and demonstrate EVs and do not have the required resources to do so; (ii) traditional dealerships typically generate a sizeable portion of their overall revenues through service and maintenance and, considering that EVs generally require less service and maintenance than incumbent diesel solutions, traditional dealerships may have less incentives to sell EVs; and (iii) paying third-party dealership margins would make EVs less cost competitive for prospective customers. Many U.S. states have laws that may be interpreted to impose limitations on this direct-to-consumer sales model for manufacturers. The application of these state laws to Lion's operations is complex and may be difficult to predict. Laws in some states may limit Lion's ability to obtain dealer licenses from state motor vehicle regulators or to own or operate its own service centers. As a result, the Company may not be able to sell directly to customers in each state in the United States or provide service from a location in every state. Continued regulatory limitations and other obstacles interfering with Lion's ability to sell vehicles directly to consumers could materially adversely affect Lion's business, results of operations or financial condition.

Risks Related to Electric Vehicle Industry and Related Regulatory, Legal and Tax Matters

The electric vehicle industry and its associated technologies are rapidly evolving and may be subject to unforeseen changes. Developments in alternative or analogous technologies may adversely affect the demand for Lion’s vehicles or otherwise materially adversely affect Lion’s business, results of operations or financial condition.

The battery electric vehicle industry and its technology are rapidly evolving and may be subject to unforeseen changes. Lion may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative or analogous technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may harm Lion’s competitive position and growth prospects or materially and adversely affect Lion’s business, results of operations or financial condition, including in ways which it currently does not anticipate.

The electric vehicle industry is highly competitive and Lion is likely to face competition from a number of sources. Lion may not be successful in competing in this industry, which may materially adversely affect its business, results of operations or financial condition.

The North American medium and heavy-duty urban truck market is highly competitive today and Lion expects it will become even more so in the future. Lion’s competition for their trucks comes from manufacturers of purpose-built all-electric vehicles such as Nikola, BYD, and Xos, manufacturers of hybrid/retrofit EVs such as Workhorse, Lightning eMotors, Hyliion, and XL Fleet, and manufacturers of trucks with internal combustion engines powered by diesel fuel, which includes Traton, Daimler, Volvo, PACCAR, Hino (Toyota), and other automotive manufacturers. Lion cannot assure that customers will choose its vehicles over those of its competitors’ diesel-powered trucks. As of February 24, 2022, few class 5 to 8 electric trucks or battery electric buses are being sold in the United States or Canada. However, Lion expects that an increasing number of competitors will enter the electric truck market within the next several years.

The North American school bus market is mainly concentrated in the hands of three incumbent automotive original equipment manufacturers (“OEMs”) selling primarily diesel school buses: Blue Bird Corporation, Thomas Built Buses (Daimler), and Traton. These manufacturers mainly compete with Lion’s school buses through their traditional diesel offering but are beginning to rollout electric models. In addition to the incumbent diesel school bus OEMs, a few early-stage EV OEMs have entered in competition with Lion such as Green Power Motor, which offers purpose-built electric Type D school buses, and Trans Tech, which offers retrofit electric Type A school buses. In addition, Proterra and Arrival offer electric transit buses.

Some of Lion’s current and potential competitors may also have greater financial resources, more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than Lion does or other competitive advantages relative to Lion. Many of Lion’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

Lion expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include TCO, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Lion’s business, financial condition and results of operation. There can be no assurances that Lion will be able to compete successfully in the markets in which it operates. If Lion’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of Lion’s vehicles or services, Lion may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s vehicles are subject to numerous mandated safety standards. Lion may be unable to comply with such safety standards, or could incur significant costs in order to do so, which could in each case materially adversely affect its business, results of operations or financial condition.

Lion’s vehicles, and the sale of motor vehicles in general, are subject to numerous international, federal, state and provincial motor vehicle safety and other standards, including the National Traffic and Motor Vehicle Safety Act, the Federal Motor Vehicle Safety Standards, the Motor Vehicle Safety Act (Canada) and similar laws and regulations. Although Lion continuously evaluates requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service its vehicles in the United States and Canada, it may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its vehicles, especially for future vehicles. For example, in the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Similar regulations exist in other jurisdictions. Failure by Lion to maintain or obtain any necessary approval for, or otherwise satisfy motor vehicle standards with respect to, its existing or future electric vehicles, or the incurrence of material unexpected costs in connection therewith, could have a material adverse effect on Lion’s business, financial condition and operating results.

Lion is subject to substantial laws, regulations and standards, including related to product safety, health and safety and environmental matters, each of which could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws, regulations or standards, including as they evolve, could harm Lion’s reputation, subject it to significant fines and liability, negatively impact its ability to sell its vehicles or operate its manufacturing facilities and materially adversely affect its business, results of operations and financial condition.

As a manufacturing company, including with respect to its current operations at its Saint-Jerome, Quebec, facility, the industrialization of the Joliet Facility, and the construction of its battery manufacturing plant, Lion is or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the U.S. and Canada, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, operating and maintaining its facilities. The costs of compliance, including remediating contamination if any is found on Lion’s current or future properties, or at sites where Lion has sent wastes for disposal, and any changes to Lion’s operations mandated by new or amended laws, may be significant. Lion may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its future facilities, which would hinder operation of these facilities and Lion’s growth. Such costs and delays may materially adversely impact Lion’s business, results of operations or financial condition. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of Lion’s operations. In addition, battery electric vehicles are subject to substantial regulation under international, federal, state, provincial and local laws and implementing regulations. These requirements are subject to change, including as a result of shifting sociopolitical trends. For example, several jurisdictions have adopted, or are considering adopting, laws related to supply chain sustainability, particularly with regards to environmental and/or human rights characteristics. Lion incurs significant costs in complying with applicable laws and regulations and may be required to incur additional costs to comply with any changes to such laws or regulations, and any failures to comply could result in significant expenses, delays or fines, or otherwise materially adversely affect Lion’s business, results of operations or financial condition.

The unavailability, reduction or elimination of government and economic incentives due to policy changes, government regulation or otherwise, could have a material adverse effect on Lion’s business, results of operations or financial condition.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or Lion’s vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, Lion’s business, results of operations or financial condition could be materially adversely affected.

In particular, demand for Lion’s vehicles is influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, OEMs, trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than Lion has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

Lion has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. Lion anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. Lion’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of Lion’s applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive and will cause management to divert time and resources from other aspects of its business. Lion cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect Lion’s business, results of operations or financial condition.

While Lion plans to begin to manufacture vehicles in its Joliet, Illinois manufacturing facility in 2022, all of its vehicles are currently manufactured in, and distributed from, its Saint-Jerome, Quebec, facility. For the year ended December 31, 2021, the year ended December 31, 2020, and the year ended December 31, 2019, Lion’s total sales outside Canada represented approximately 35.0%, 50.5%, and 62.0%, respectively, of its total sales, and Lion intends to continue to expand its operations and promote its brand and vehicles in the United States. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (CUSMA), tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, could adversely affect such growth. In particular, the U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have resulted in increased costs for goods imported into the United States. There is no guarantee that further tariffs or additional trade restrictions will not be implemented on a broader range of products or raw materials. The resulting environment could have a material adverse effect on Lion’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect Lion’s business, results of operations or financial condition.

Lion conducts operations, directly and through its U.S. subsidiaries, in Canada and the United States and is therefore subject to income taxes in Canada and the United States. Lion may also in the future become subject to income taxes in other foreign jurisdictions. Lion’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Lion’s operating results before taxes, and the outcome of income tax audits in Canada, the United States, or other jurisdictions. Lion regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of Lion’s assessments turn out to be incorrect, Lion’s business, results of operations, or financial condition could be materially adversely affected.

Lion conducts business in the United States through its existing U.S. subsidiaries and may in the future conduct business via new subsidiaries in the United States or other jurisdictions. Due to the complexity of multinational tax obligations and filings, Lion may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Lion’s business, results of operations, or financial condition.

The tax laws of Canada and the U.S. as well as potentially any other jurisdiction in which Lion may operate in the future, have detailed transfer pricing rules that require that all transactions with non-resident related parties satisfy arm’s length pricing principles. Although Lion believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where Lion carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Lion’s transfer pricing policies, Lion could be subject to additional income tax expenses, including interest and penalties. Any such increase in Lion’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.

In addition, Lion is also entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although Lion believes that the claims or deductions have been reasonably determined, there can be no assurance that Canadian or other relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, Lion’s business, results of operations, or financial condition could be materially adversely affected.

Lion may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it. While Canada has ratified this convention, the United States has not yet done so. These recent changes could adversely affect Lion’s taxation, especially as Lion expands its relationships and operations internationally and could have a material adverse effect on Lion’s business, results of operations, or financial condition.

An adverse determination in any significant product liability claim against Lion could materially adversely affect its business, results of operations or financial condition.

The development, manufacturing, sale and usage of Lion’s vehicles expose Lion to significant risks associated with product liability claims. The automotive industry in particular experiences significant product liability claims, and Lion may face inherent risk of exposure to claims in the event its vehicles do not perform or are claimed to not have performed as expected. If Lion’s products are defective, malfunction or are used incorrectly by its customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against Lion. Changes to Lion’s manufacturing processes, including as a result of its expected increase in manufacturing capacity at its Joliet, Illinois manufacturing facility and upcoming battery manufacturing plant, and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that Lion may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of Lion’s products could have a material adverse impact on Lion’s business, results of operations or financial condition.

Although Lion maintains insurance with respect to future claims in amounts it believes to be appropriate, no assurance can be given that material product liability claims will not be made in the future against Lion, or that claims will not arise in the future in excess or outside the coverage of Lion’s indemnities and insurance. Lion records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, Lion may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against Lion could also harm its reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on Lion’s business, results of operations or financial condition.

Lion generally provides a limited warranty against defects for all of its products. In addition, Lion may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by Lion’s limited warranty. Although Lion employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. Lion’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the consumer. Lion records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact Lion’s results of operations of financial condition. Although Lion has not to this date made any major product recall, it could in the future be required to make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet Lion’s standards, Lion fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that Lion could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm Lion’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.

In addition, purchase agreements with Lion’s customers may from time to time contain, in addition to Lion’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder. Failure by Lion to provide the required levels of performance and availability, even if such failure is the result of factors outside of Lion’s control, could result in Lion being liable under such contractual arrangements or allow customers to terminate their arrangements with Lion. In particular, the MPA with the Specified Customer contains significant obligations from Lion in favor of the Specified Customer with respect to availability of vehicles in the ordinary course, and failure by Lion to satisfy those obligations, including if vehicle downtime and unavailability result from defects in the vehicles or preventative maintenance or maintenance issues, could result in Lion being liable for significant amounts, and any material breach by Lion under the MPA could entitle the Specified Customer to terminate the MPA and fully accelerate the vesting of the Specified Customer Warrant. Failure by Lion to meet such obligations under the MPA with the Specified Customer, especially if the volume of purchases made by the Specified Customer thereunder increases significantly, could affect Lion’s profitability or otherwise materially and adversely affect its business, results of operations or financial condition.

Risks Related to Cyber Security, Intellectual Property and Technology

Lion is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent Lion from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition.

Lion is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party vendors or suppliers; (ii) facility security systems, owned by it or its third-party vendors or suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party vendors or suppliers; (iv) the integrated software in Lion’s vehicles; or (v) customer or driver data that Lion processes or Lion’s third-party vendors or suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of Lion’s facilities; or affect the performance of transmission control modules or other in-product technology and the integrated software in Lion’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.

Although Lion maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of Lion’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Lion’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Lion’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Lion cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If Lion does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, Lion’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in Lion’s internal control over financial reporting, which may impact Lion’s ability to certify its financial results. Moreover, Lion’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, Lion may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact Lion’s manufacturing capacity or production capability, harm its reputation, cause Lion to breach its contractual arrangements with other parties or subject Lion to regulatory actions or litigation, any of which could materially affect its business, prospects, results of operations or financial condition. In addition, Lion’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.

Lion also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. Lion also works with partners and third-party service providers or vendors that may in the course of their business relationship with Lion collect, store and process such data on Lion’s behalf and in connection with Lion’s products and services. There can be no assurance that any security measures that Lion or its third-party service providers, vendors, or suppliers have implemented will be effective against current or future security threats. While Lion has developed systems and processes designed to protect the availability, integrity, confidentiality and security of Lion’s, Lion’s customers’, drivers’ and employees’ and others’ data, such security measures or those of its third-party service providers, vendors or suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, Lion may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states of the United States and Canada require Lion to provide notice to individuals, customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm Lion’s reputation and result in litigation against it, or otherwise materially adversely affect its business, prospects, results of operations or financial condition.

Any unauthorized control or manipulation of the information technology systems in Lion’s vehicles could result in loss of confidence in Lion and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.

Lion’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. Lion has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change Lion’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and Lion’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of Lion’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that Lion’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect Lion’s brand and harm Lion’s business, prospects, results of operations or financial condition.

Lion’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if Lion is unsuccessful in addressing or mitigating technical limitations in its systems, Lion’s business, results of operations or financial condition could be materially adversely affected.

Lion’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in Lion’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Lion’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise Lion’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within Lion’s software and hardware. Although Lion attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of Lion’s customers. Additionally, if Lion is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If Lion is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, Lion may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect Lion’s business, results of operations or financial condition.

Interruption or failure of Lion information technology and communications systems could impact Lion’s ability to effectively provide Lion’s services.

The availability and effectiveness of Lion’s goods and services depend on the continued operation of information technology and communications systems. Lion’s systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm Lion’s systems. Lion utilizes reputable third-party service providers or vendors for Lion’s data, and these providers could also be vulnerable to harms similar to those that could damage Lion systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of Lion’s systems may not be redundant, and Lion’s disaster recovery planning cannot account for all eventualities. Any problems with Lion’s third-party cloud hosting providers could result in lengthy interruptions in Lion’s business. In addition, Lion’s products utilize technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in Lion’s business or the failure of Lion’s systems.

Lion is subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and Lion’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or adversely affect its business.

Collection, use, disclosure, storage, transmission or other processing of Lion’s customers’, employees’ and others’ information in conducting Lion’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on Lion’s use of such information and hinder Lion’s ability to acquire new customers or market to existing customers. The regulatory framework for data privacy and security is rapidly evolving, and Lion may not be able to monitor and react to all developments in a timely manner. For example, California requires connected devices to maintain minimum information security requirements. As legislation continues to develop, Lion will likely be required to expend significant additional resources to continue to modify or enhance Lion’s protective measures and internal processes to comply with such legislation. In addition, non-compliance with these laws or a significant breach of Lion’s third-party service providers’ or vendors’ or Lion’s own network security and systems could have serious negative consequences for its business and future prospects, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Customers may also object to Lion’s or its third party service providers’ or vendors’ collection or processing of certain information, including personal data, which could materially adversely affect Lion’s business, results of operations or financial condition.

The performance characteristics of Lion’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of Lion’s control. Any such variation or decline may negatively influence potential or existing customers’ decisions whether to purchase Lion’s vehicles or affect Lion’s reputation, or could materially adversely affect its business, results of operations or financial condition.

The performance characteristics of Lion’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of Lion’s control. Factors such as driver behavior, usage, speed, terrain, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease Lion’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions. In addition, Lion cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any deterioration above the expected level could affect Lion’s reputation or could materially adversely affect its business, results of operations or financial condition.

Lion relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage Lion’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, prospects, results of operations or financial condition.

Protection of proprietary technology, processes, methods and other intellectual property related to Lion is critical to its business. Lion relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and Lion does not hold any patents related to its business. As a matter of course, Lion employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, Lion has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, Lion enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and Lion also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect Lion’s intellectual property rights could result in Lion’s competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in revenue which would adversely affect Lion’s business, prospects, financial condition and operating results.

As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to Lion’s proprietary technology, in which case Lion would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.

Further, Lion may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use Lion’s information and proprietary technology without authorization or otherwise infringe on Lion’s intellectual property and other proprietary rights. Lion may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on Lion’s business, prospects, results of operations or financial condition regardless of the outcome. As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada. Policing the unauthorized use of Lion's intellectual property in foreign jurisdictions may be difficult. Therefore, Lion’s intellectual property rights may not be as strong or as easily enforced outside of Canada. Failure to adequately enforce Lion’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and operating results.

Lion may need to defend itself against intellectual property infringement or trade secret misappropriation claims, which may be time-consuming, could cause it to incur substantial costs and could prevent Lion from developing or commercializing future products.

Companies, organizations or individuals, including Lion’s competitors, may own or obtain patents, trademarks or other intellectual property or proprietary rights that would prevent or limit Lion’s ability to make, use, develop or sell its vehicles or components, which could make it more difficult for Lion to operate its business. Lion may receive inquiries from owners of intellectual property rights inquiring whether it infringes their proprietary rights. Lion may also be the subject of allegations that it has misappropriated a third party’s trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to the operation of Lion’s business, including in respect of battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that Lion has infringed or misappropriated upon a third party’s intellectual property rights, Lion may be required to do one or more of the following:

•cease development, sales, or use of vehicles that incorporate the asserted intellectual property;
•establish and maintain alternative branding for its products and services;
•pay substantial damages;
•obtain a license from the owner of the asserted intellectual property right, which license may not be available on commercially reasonable terms or at all; or
•redesign one or more aspects or systems of its vehicles.

Any litigation or claims against Lion, whether valid or invalid, could result in substantial costs and diversion of resources or otherwise materially adversely affect its business, prospects, results of operations and financial condition.

Lion also licenses patents and other intellectual property from third parties, including its third-party vendors and suppliers, and Lion may face claims that the use by it of this in-licensed technology infringes the intellectual property rights of others. In such cases, Lion would seek indemnification from its licensors. However, Lion’s rights to indemnification may be unavailable or insufficient to cover Lion’s costs and losses, which could materially adversely affect Lion’s business, prospects, results of operations and financial condition. As well, Lion cannot be certain that such licensed intellectual property will afford protection against competitors with similar technology as the scope of protection of issued patent claims is often difficult to determine. The claims under any licensed patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to the patented technology.

Risks Related to the Ownership of Lion's Common Shares

The share price of the Company's common shares may be volatile

The market price of the Company's common shares could be subject to significant fluctuations. Some of the factors that may cause the market price of the Company's common shares to fluctuate include:

•volatility in the market price and trading volume of comparable companies;
•actual or anticipated changes or fluctuations in Lion’s operating results or in the expectations of market analysts;
•short sales, hedging and other derivative transactions in the Company's common shares;
•publication of research reports or news stories about Lion, its competitors or its industry;
•litigation or regulatory action against Lion;

•positive or negative recommendations or withdrawal of research coverage by securities analysts;
•adverse market reaction to any indebtedness it may incur or securities it may issue in the future;
•investors’ general perception of Lion and the public’s reaction to its press releases, other public announcements and filings with U.S. and Canadian securities regulators, including its financial statements;
•changes in general political, economic, industry and market conditions and trends;
•sales of the Company's common shares by existing shareholders;
•recruitment or departure of key personnel;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Lion or its competitors; and
•the other risk factors described in this section of this MD&A.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of Lion’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company's common shares by those institutions, which could materially adversely affect the trading price of the Company's common shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, Lion’s business, results of operations or financial condition and the trading price of Lion Common Shares may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of the Company's common shares. Hence, the price of the Company's common shares could fluctuate based upon factors that have little or nothing to do with it, and these fluctuations could materially reduce the price of the Company's common shares regardless of Lion’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If Lion is involved in any similar litigation, it could incur substantial costs, its management’s attention and resources could be diverted and Lion’s business, results of operations and financial condition could be materially adversely affected.

Certain of Lion’s existing shareholders have significant influence over Lion

Power Corporation of Canada (“PEC”), directly or indirectly, owns or controls approximately 35.5% of Lion’s issued and outstanding Lion’s common shares, and 9368-2672 Quebec Inc. ("9368-2672"), directly or indirectly, owns or controls approximately 14.5% of Lion’s issued and outstanding Lion’s common shares, in each case, on a non-diluted basis. Each of PEC and 9368-2672 may therefore have significant influence over Lion’s management and affairs, which could limit a shareholder’s ability to influence the outcome of matters submitted to shareholders for a vote, including election of directors and significant corporate transactions. In addition, Lion has entered into a Nomination Rights Agreement, pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 are granted certain rights to nominate members of Lion’s Board (including, in certain cases, members of committees of Lion’s Board) for so long as it holds a requisite percentage of the total voting power of Lion.

Each of PEC and 9368-2672 will be able to influence Lion’s decisions. The market price of Lion’s common shares could be adversely affected due to the significant influence and voting power of Power and 9368-2672. Moreover, the significant influence and voting interest of PEC and 9368-2672 may discourage transactions involving a change of control, including transactions in which an investor, as a holder of Lion’s common shares, might otherwise receive a premium for Lion’s common shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed.

Additionally, PEC’s interests may not align with the interests of Lion’s other shareholders. PEC (or its affiliates or related entities) is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Lion. PEC (or its affiliates or related entities) may also pursue acquisition opportunities that may be complementary to Lion’s business, and, as a result, those acquisition opportunities may not be available to Lion.

Future sales of Lion’s securities by existing shareholders or by Lion could cause the market price of Lion’s common shares to drop significantly, even if its business is doing well.

Sales of a substantial number of Lion’s common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Lion’s common shares or securities convertible into Lion’s common shares intend to sell common shares, could reduce the market price of Lion’s common shares. Lion entered into a registration rights agreement pursuant to which, subject to the terms and conditions contained therein, each of PEC, 9368-2672 and the Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of common shares of the Company held by them. In addition, any exercise by the Warrantholder of its right to acquire common shares of the Company will dilute the ownership interests of Lion’s then-existing shareholders and reduce Lion’s earnings per share. In addition, any sales by the Warrantholder in the public market of any the Company’s common shares issuable upon the exercise of the Specified Customer Warrant could adversely affect prevailing market prices of the Company’s common shares. Further, Lion cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of Lion’s common shares. Sales of a substantial number of Lion’s common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Lion’s common shares.

Lion does not expect to declare any dividends in the foreseeable future.

Lion anticipates reinvesting earnings to finance the growth of its business, and does not anticipate declaring any cash dividends to holders of the Company's common shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Lion is a foreign private issuer within the meaning of the SEC rules, and as such is exempt from certain provisions applicable to U.S. domestic public companies and is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE Listing Rules.

Because Lion qualifies as a foreign private issuer under the Exchange Act, Lion is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material nonpublic information under Regulation FD. Lion is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Lion publishes its results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information Lion is required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of the Company’s common shares may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

In addition, as a corporation incorporated under the Business Corporations Act (Quebec) listed on the NYSE, Lion is subject to the NYSE Listing Rules. However, the NYSE Listing Rules permit a foreign private issuer like Lion to follow the corporate governance practices of its home country. Certain corporate governance practices in Canada, which is Lion’s home country, may differ significantly from the NYSE Listing Rules. Lion may rely on home country practice with respect to its corporate governance, and Lion is currently doing so with respect to certain corporate governance requirements. As a result, holders of the Company’s common shares may be afforded less protection than they otherwise would enjoy under the NYSE Listing Rules applicable to U.S. domestic issuers.

If securities or industry analysts do not publish or cease publishing research or reports about Lion, its business or market, or if they change their recommendations regarding the Company’s common shares adversely, the price and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares is influenced by the research and reports that industry or securities analysts publish about Lion, its business, its market or its competitors. If any of the analysts who cover Lion or may cover Lion in the future change their recommendation regarding the Company’s common shares adversely, or provide more favorable relative recommendations about its competitors, the price of the Company’s common shares would likely decline. If any analyst who covers Lion or may cover it in the future were to cease coverage of Lion or fail to regularly publish reports on it, Lion could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Company’s common shares to decline.

Any issuance of preferred shares could make it difficult for another company to acquire Lion or could otherwise adversely affect holders of the Company’s common shares, which could depress the price of the Company’s common shares.

Lion’s Board has the authority to issue preferred shares of the Company and to determine the preferences, limitations and relative rights of such preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its shareholders. Any such preferred shares of the Company could be issued with liquidation, dividend and other rights superior to the rights of the Company’s common shares. The potential issuance of preferred shares may delay or prevent a change in control of Lion, discourage bids for the Company’s common shares at a premium over the market price and adversely affect the market price and other rights of the holders of the Company’s common shares.

Lion’s constating documents and certain Canadian legislation contain provisions that may have the effect of delaying or preventing certain change in control transactions or shareholder proposals.

Certain provisions of Lion’s bylaws and certain Canadian legislation, together or separately, could discourage or delay certain change in control transactions or shareholder proposals. Lion’s bylaws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. The Business Corporations Act (Quebec) requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. The Investment Canada Act requires that a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold common shares of the Company may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in Lion. Otherwise, there will be no limitations either under the laws of Canada or Quebec, or in Lion’s articles on the rights of non-Canadians to hold or vote common shares of the Company. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to Lion’s shareholders.

Lion’s constating documents provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to its internal affairs will be required to be litigated in Canada, other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with Lion.

Lion’s by-laws include a forum selection provision that provides that, unless Lion consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Quebec, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Lion’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Lion’s directors, officers, or other employees to Lion; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Quebec) or Lion’s by-laws; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among Lion, its affiliates and their respective shareholders, directors and/or officers, but excluding claims related to Lion’s business or such affiliates. The forum selection provision also provides that Lion’s securityholders are deemed to have consented to personal jurisdiction in the Province of Quebec and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.

In addition, Lion’s by-laws provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in Lion’s by-laws. Additionally, Lion’s securityholders cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder. The forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Lion or its directors, officers or employees, which may discourage the filing of lawsuits against Lion and its directors, officers and employees, even though an action, if successful, might benefit its shareholders. The courts of the Province of Quebec may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Lion than to its shareholders. If a court were to find either choice of forum provision contained in Lion’s by-laws to be inapplicable or unenforceable in an action, Lion may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Lion’s business, results of operations and financial condition.

Additional Information
Additional information relating to Lion is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.